Nixon Peabody LLP

1100 Clinton Square

Rochester, New York 14604

June 17, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Catherine T. Brown

Re: Corning Natural Gas Corporation.

Amendment No. 2 to Registration Statement of Form S-1, File No. 333-166008

Filed June10, 2010

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation (the "Company") to your letter, dated June 14, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. We note the asterisk you added to the number of shares and the related note stating that the "exact number may vary based on rounding." Please be advised that if the number of shares to be issued due to rounding exceeds the number of shares you have registered, you will be required to file a new registration statement to increase the number of shares registered in connection with your rights offering prior to the issuance of any shares underlying the subscription rights. Please confirm your understanding in this regard.

Company response: The exact number of subscription rights to be issued will depend on the rounding of actual holdings of outstanding shares on the record date for the subscription rights offering since the Company will issue one right for each ten shares owned. We have advised the Company that it may not issue rights for shares in excess of those registered on the Registration Statement without filing an additional registration statement covering the additional shares.

Risk Factors, Page 11

2. In the new risk factor disclosure you added on page 15 at the end of this section, you state that holders of 10% or more of your outstanding common stock may not be able to exercise their subscription rights without the consent of NYPSC. You also disclose that you filed a petition with NYPSC for either an interpretation that exercise of the subscription rights would not be subject to NYPSC approval or a determination that exercise of the subscription rights is in the public interest and therefore should be approved. Please tell us and revise

Securities and Exchange Commission

June 17, 2010

your disclosure to state when you filed this petition, when you expect to receive a response and whether you expect to proceed with the subscription rights offering prior to receiving an interpretation from NYPSC.

Company response: The "Risk Factor" has been amended to include the date of the filing of the petition with the NYPSC, the anticipated date for NYPSC action, the Company's plan to proceed with the rights offering prior to receiving an interpretation from the NYPSC, and the intention of the Company to proceed with the offering even if the action by the NYPSC limits the ability of holders of more than 10% of the outstanding voting stock to participate.

Summary of the United States Federal Income Tax Consequences, page 29

3. We reviewed your response to comment three in our letter dated May 25, 2010 and the revisions you made under this heading and reissue this comment.

Company response: The comment has been further addressed in the Prospectus.

Other Information with Respect to the Company, page 32

4. Please revise to reference your latest Form 10-Q and the related amendment or tell us why it is not appropriate to do so.

Company response: The section entitled "Other Information with Respect to the Company" has been revised to reference the Company's latest Form 10-Q and the related amendment.

Exhibit 8.1 &$45; Opinion of Nixon Peabody LLP

5. We reviewed your response to comment six in our letter dated May 25, 2010 and the revisions of your counsel to its opinion and reissue this comment. Please have counsel revise its opinion consistent with comment three in our letter dated May 25, 2010.

Company response: The opinion has been revised and re-filed as Exhibit 8.1.

Conclusion

We have discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

June 17, 2010

  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Please call me if you have any questions with respect to the foregoing. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean